SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34853; 812-15440

The RBB Fund, Inc., et al.

March 14, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

 Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an

exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under

the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and

17(a)(2) of the Act.

Summary of Application: Applicants request an order ("Order") that permits: (a) the Funds (as

described in the Reference Order (as defined below)) to issue shares ("Shares") redeemable in

large aggregations only ("creation units"); (b) secondary market transactions in Shares to occur

at negotiated market prices rather than at net asset value; (c) certain Funds to pay redemption

proceeds, under certain circumstances, more than seven days after the tender of Shares for

redemption; and (d) certain affiliated persons of a Fund to deposit securities into, and receive

securities from, the Fund in connection with the purchase and redemption of creation units. The

relief in the Order would incorporate by reference terms and conditions of the same relief of a

previous order granting the same relief sought by applicants, as that order may be amended from

time to time ("Reference Order").[1]

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[1] Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682
(November 14, 2019) (notice) and 33710 (December 10, 2019) (order)

Applicants: The RBB Fund, Inc., The RBB Fund Trust, Quasar Distributors LLC, and F/m

Investments LLC, DBA North Slope Capital LLC.

Filing Dates: The application was filed on February 28, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing on any application

by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with

a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or

personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing

requests should be received by the Commission by 5:30 p.m. on April 10, 2023, and should be

accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a

certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Steven Plump,

splump@rbbfund.com, Michael W. Mundt, mmundt@stradley.com.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at

(202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' application, dated February 28, 2023, which may be

obtained via the Commission's website by searching for the file number at the top of this

document, or for an Applicant using the Company name search field on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

     For the Commission, by the Division of Investment Management, under delegated

authority.

                Sherry R. Haywood
                Assistant Secretary